Exhibit (d)(4)(iii)

February 7, 2017

Darren Ma

Dear Darren:

As you know, Integrated Device Technology, Inc. (“IDT”) and GigPeak, Inc. (“GigPeak”) are entering into an agreement pursuant to which GigPeak will become a wholly owned subsidiary of IDT (the “Merger”). In connection with the Merger, we are pleased to make you an offer of employment with IDT as Senior Director of Finance reporting directly to me, in our San Jose office, effective as of and contingent upon the closing of the Merger. Should you accept this offer, effective as of and contingent upon the Merger being completed, the terms of employment for your San Jose based position will be as follows:

Base Salary:	$225,000 annually; $8,653.85 payable biweekly.

Status:	Full time / Exempt

Signing Bonus:

You will receive a one-time cash-signing bonus of $112,500, subject to applicable taxes and withholdings, which is be paid to you on the first regular pay cycle immediately following the closing of the Merger.

Bonus Plan:

Beginning with IDT Fiscal Year 2018, you will participate in IDT’s Annual Incentive Plan (AIP) pursuant to the terms of the Plan. Your participation will be at an annual target of 25% of your base earnings.

Retention Bonus:

If, during the six months following the closing of the Merger, you significantly contribute to the successful integration of the finance function for the combined companies, you will receive a one-time cash retention bonus of $50,000, less applicable withholdings and deductions, paid on the first regular pay cycle immediately following your six month anniversary of the closing of the Merger.

Equity:	On the closing date of the Merger, your vested stock options will be cancelled and converted into the right to receive a cash payment as set forth in the Merger agreement.

Pursuant to the terms of the Merger agreement, any unvested restricted stock units, that you hold as of the closing of the Merger will be assumed by IDT and converted into an award covering shares of IDT common stock, with the number of shares and, if applicable, the exercise price, adjusted to reflect differing values of IDT and GigPeak common stock.

Benefits:

On the date of close, you will continue on your current health and welfare and retirement benefit plans such as medical, dental, vision, 401k and life insurance. Following a transition period, you will be eligible for IDT’s full range of U.S. employee benefits including medical, dental, vision, life, disability, and 401(k) plan participation. You will be given credit for your years of service with GigPeak for purposes of certain IDT benefits, including vacation entitlement. Based on your bridged service date (October 27, 2014), you will earn 3 weeks of vacation per year. You acknowledge and agree that your accrued but unused paid vacation with GigPeak will be assumed by IDT at the

Integrated Device Technology, Inc. 6024 Silver Creek Valley Rd., San Jose, CA 95138 Tel (800) 345 7015 Fax (408) 284 1442 www. IDT.com

closing of the Merger, and you shall be permitted to use such accrued but unused paid vacation in accordance with IDT vacation policies. A summary of our benefits programs is attached as Exhibit A.

Employment with IDT is at the mutual consent of the employee and IDT. Accordingly, as a U.S.-based employee, you and IDT retain the right to terminate the employment relationship at will, at any time, with or without cause. Please understand that no representative of IDT other than the CEO has the authority to make any contrary agreement or representation, and that such agreement made by the CEO changing your at-will status must be in writing and signed by you and me.

You acknowledge and agree that this offer letter and the changes to your employment described herein do not constitute a termination without cause or a resignation for good reason or any terms of similar effect under the terms of any plan, policy or agreement with GigPeak and that the retention bonus is being paid to you in exchange for this express acknowledgment and agreement.

This offer is contingent upon IDT’s completion of a standard background check. In order to comply with the Immigration Reform and Control Act of 1986, this offer also is contingent upon you providing proof of eligibility to work in the United States.

During the first week of your employment you will be required to sign an Employee Confidentiality and Invention Agreement, a form of which is attached as Exhibit B to this offer letter.

Because of the responsibilities associated with this position, it is essential that our office receive your acceptance of this package offer no later than February 10, 2017. This offer is contingent on the successful completion of the Merger. Effective as of the closing of the Merger, this offer letter will become our binding agreement with respect to your employment and its terms. It will merge and supersede in their entirety all other or prior offers, agreements and communications, whether written or oral, by you and GigPeak relating to the terms and conditions of your employment[, including, without limitation, that certain Employment Agreement between you and GigPeak Inc. dated November 17, 2016. Notwithstanding the foregoing, any confidential or proprietary information and inventions agreement between you and GigPeak will remain in effect as it pertains to subject matters existing prior to the closing of the Merger.

Darren, I look forward to working with you on the integration of the GigPeak finance function into IDT. Please call me directly to discuss any questions you have regarding this offer or your role at IDT.

Sincerely,

Brian White

Vice President, Chief Financial Officer

/s/ Darren Ma
Darren Ma Signature of Acceptance

2/8/17
Date

Integrated Device Technology, Inc. 6024 Silver Creek Valley Rd., San Jose, CA 95138 Tel (800) 345 7015 Fax (408) 284 1442 www. IDT.com